U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

ANDAIN, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

033341-10-8.
(CUSIP Number)

Sam Shlomo Elimelech, President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, California 90212: (310) 286,1777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only):  Ralph W. Marthaler

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)________________________________________________________________________
(b)________________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5.  Check if Disclosure of  Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________________

6.  Citizenship or Place of Organization:  Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 5,804,687

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  5,804,867

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 5,804,867

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11):  31.81% (as of May 24, 2011)

14.  Type of Reporting Person:  IN

 ITEM 1.         SECURITY AND ISSUER.

Andain, Inc.
Common Stock, $0.001 par value
400 South Beverly Drive, Suite 312
Beverly Hills, California 90212

ITEM 2.          IDENTITY AND BACKGROUND.

(a)	Name: Ralph W. Marthaler.

(b)	Address: Einsiedlpus Wasse 1, Waedenswil V8 Switzerland 8820.

(c)	Occupation: President of Pangea Investments GmbH.

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)           Citizenship: Switzerland.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 24, 2011, Pangea Investments GmbH entered into a Share Purchase Agreement with 1568934 Ontario Limited, another affiliate of the Issuer.  Under this agreement, Pangea Investments GmbH sold to 1568934 Ontario Limited 443,333 shares of common stock owned by it for a total consideration of $443 ($0.001 per share).

ITEM 4.          PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	5,804,867 shares owned by Pangea Investments GmbH, which is controlled by Ralph W. Marthaler. This amount represents, as of May 24, 2011, 31.81% of the outstanding common stock of the Issuer.

(b)	Ralph W. Marthaler has sole voting and dispositive power with respect to all 5,804,867 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.         MATERIAL TO BE FILED AS EXHIBITS.

Share Purchase Agreement between the Pangea Investments GmbH and 1568934 Ontario Limited, dated May 24, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Ralph W. Marthaler

Date: July 19, 2011	/s/ Ralph W. Marthaler

EXHIBIT INDEX

Number	Description

10	Share Purchase Agreement between the Pangea Investments GmbH and 1568934 Ontario Limited, dated January 14, 2011 (filed herewith).